IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

March 18, 2016

By EDGAR

William Mastrianna, Esq.

Department of Corporate Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

RE:	ChineseInvestors.com, Inc.
File No. 000-54207

Dear Mr. Mastrianna:

This confirms our conversation of March 18, 2016 in which you agreed that ChineseInvestors.com, Inc. (“Registrant”) has until March 25, 2016 in which to file its response to the Commission’s comments in the letter dated February 26, 2016. Your accommodating us in the request is very much appreciated.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

Michael E. Shaff

cc: Mr. Brett Roper

       Mr. Paul Dickman